================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934


                             Tel-Save Holdings, Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   879176105
                                 --------------
                                 (CUSIP Number)


                                 Daniel Borislow
                             Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
               -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                 August 27, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].

================================================================================

--------------------------------------------------------------------------------
1)   Name of Reporting Persons.
     S.S. or I.R.S. Identification No. of Above Persons:

     Daniel Borislow
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use only
--------------------------------------------------------------------------------
4)   Source of Funds:   Not Applicable
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e):                                                   [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   U.S.
--------------------------------------------------------------------------------
Number of Shares                   7)   Sole Voting Power:          16,261,540*
Beneficially Owned                 ---------------------------------------------
by Each Reporting                  8)   Shared Voting Power:         8,640,000
Person with:                       ---------------------------------------------
                                   9)   Sole Dispositive Power:     15,249,000*
                                   ---------------------------------------------
                                   10)  Shared Dispositive Power:    1,200,000
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  24,901,540
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                  37.9%
--------------------------------------------------------------------------------
14)  Type of Reporting Person:  IN
--------------------------------------------------------------------------------

--------------------
*  Subject to the restrictions previously described in Item 5 of this
   Schedule 13D.

     This Amendment No. 4 amends Item 6 of the Schedule 13D of the Reporting Person. Capitalized terms used herein without definitions have the meanings set forth in the Reporting Person's Schedule 13D, as amended by Amendments No. 1 through 3 thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended as follows:

     The Company has entered into a short term credit facility, dated as of August 25, 1997, with Salomon Brothers Holding Company Inc, pursuant to which it may borrow up to $150 million, including up to $130 million to finance the purchase by the Company of the outstanding 12-1/4% Senior Subordinated Discount Notes due 2006 (the Shared Tech Notes) of a subsidiary of Shared Technologies Fairchild Inc. (Shared Tech) and up to $20 million for working capital purposes. The facility has a term of 364 days and is secured by a pledge of the Company's assets. In addition, the facility is secured by a pledge of the Reporting Person's Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 1997


/s/ Daniel Borislow
------------------------
    Daniel Borislow